UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act Rule Number:  811-08873

2. State Identification Number:  Maryland Charter No. D04939690

3. Exact name of investment company as specified in registration statement:

                    AMERICAN FIDELITY DUAL STRATEGY FUND, INC.

4. Address of principal executive office (number, street, city, state, zip code):

         2000 N. Classen Boulevard
         Oklahoma City, Oklahoma  73106


                                  EXHIBIT INDEX

EXHIBIT A:  Period ending September 30, 2005
KPMG LLP Independent Auditors' Report
Management Compliance Statement

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                                                                       EXHIBIT A





             Report of Independent Registered Public Accounting Firm



Board of Directors
American Fidelity Dual Strategy Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the American Fidelity Dual Strategy Fund (the Fund) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of September 30, 2005. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the Standards of the Public Company Accounting Oversight Board and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2005, and with respect to agreement of security purchases and sales, for the period from July 31, 2005 (the date of our last examination), through September 30, 2005:

     o Confirmation of all securities held by Northern Trust Bank, the Fund's independent sub-custodian.

     o Reconciliation of all such securities to the books and records of the Fund and InvesTrust, the Fund's custodian.

     o Agreement of 10 security purchases and 10 security sales or maturities occurring between July 31, 2005, (the date of out last examination) and September 30, 2005, from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the American Fidelity Dual Strategy Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2005, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the American Fidelity Dual Strategy Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                    KPMG LLP


October 10, 2005

      Management Statement Regarding Compliance With Certain Provisions of
                       the Investment Company Act of 1940

We, as members of management of the American Fidelity Dual Strategy Fund (the
Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of September 30, 2005, and from July 31, 2005 (last examination date) through September 30, 2005.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2005, and from July 31, 2005 through September 30, 2005, with respect to securities reflected in the investment account of the Fund.

American Fidelity Dual Strategy Fund

By: JOHN W. REX
    John W. Rex
    Secretary